FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 25, 2013	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED   JUNE 30, 2013

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2013

July 24, 2013

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013

Net sales	¥966,880	¥899,205	+	7.5	$9,766,465
Operating profit	98,354	92,596	+	6.2	993,475
Income before income taxes	98,868	85,545	+	15.6	998,667
Net income attributable to Canon Inc.	¥66,496	¥51,714	+	28.6	$671,677

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥57.68	¥43.71	+	32.0	$0.58
- Diluted	57.68	43.71	+	32.0	0.58

CONSOLIDATED RESULTS FOR THE FIRST HALF (Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013	Year ending December 31, 2013	Change(%)

Net sales	¥1,783,533	¥1,728,445	+	3.2	$18,015,485	¥3,850,000	+	10.6
Operating profit	153,127	175,275	-	12.6	1,546,737	380,000	+	17.3
Income before income taxes	159,123	178,269	-	10.7	1,607,303	390,000	+	13.8
Net income attributable to Canon Inc.	¥107,409	¥113,252	-	5.2	$1,084,939	¥260,000	+	15.8

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥93.17	¥95.26	-	2.2	$0.94	¥225.54	+	17.9
- Diluted	93.17	95.25	-	2.2	0.94	-		-

	Actual
	As of June 30, 2013	As of December 31, 2012	Change(%)		As of June 30, 2013

Total assets	¥4,109,526	¥3,955,503	+	3.9	$41,510,364

Canon Inc. stockholders’ equity	¥2,690,371	¥2,598,026	+	3.6	$27,175,465

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY99=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 28, 2013, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2013 Second Quarter in Review

Looking back at the global economy in the second quarter of 2013, in the United States, the economic recovery continued moderately ahead of other developed countries amid expanding personal spending backed by improvements in the housing market and employment conditions, while in Europe, the economy as a whole remained sluggish. In China, although the economy continued to grow, the pace of growth weakened and most of the other emerging countries also experienced low growth. The Japanese economy showed signs of recovery with an improvement in the export environment along with the effects of other stimulation measures. Although a recovery was evident in some economies, such as in the U.S., the global economy overall remained flat.

As for the markets in which Canon operates amid these conditions, demand for multifunction devices (MFDs) declined due to economic uncertainty and a deceleration in economic growth in emerging countries, while demand for laser printers decreased due to the sluggish economy. Demand for interchangeable-lens digital cameras displayed strong growth all over the world, while demand for digital compact cameras continued to shrink both in developed countries and emerging markets. Overall demand for inkjet printers also declined due to the continued weak economy. In the industry and others sector, demand for semiconductor lithography equipment saw an easing of the curb on capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) continued to face sluggish demand for large-size panels despite the healthy market for mid- and small-size panels used mainly in smartphones and tablet PCs.

The average values of the yen during the second quarter and first half of the year were ¥98.80 and ¥95.96 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥19 and ¥16, and ¥129.02 and ¥125.90 to the euro, respectively, year-on-year depreciations of approximately ¥27 and ¥22.

Due to the steady sales growth of competitive MFDs and laser printers, along with increased sales of inkjet printers and the positive effect of favorable currency exchange rates, net sales for the second quarter increased 7.5% to ¥966.9 billion (U.S.$9,766 million) from the year-ago period, while net sales for the six months ended June 30, 2013 totaled ¥1,783.5 billion (U.S.$18,015 million), a year-on-year increase of 3.2%. The gross profit ratio for the second quarter rose 0.5 points year on year to 49.4%, thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. The gross profit ratio for the first half of the year also increased by 0.3 points to 48.4%. Despite Group-wide efforts to thoroughly reduce spending, foreign-currency-denominated operating expenses increased after conversion into yen due to the depreciation of the yen, resulting in an increase in second-quarter operating expenses of 9.1% year on year to ¥379.0 billion (U.S.$3,828 million). Consequently, second-quarter operating profit increased by 6.2% to ¥98.4 billion (U.S.$993 million) compared with the corresponding period of the previous year. Other income increased by ¥7.6 billion (U.S.$76 million) for the second quarter from the year-ago period due to foreign currency exchange gains while income before income taxes increased by 15.6% year on year to ¥98.9 billion (U.S.$999 million). Net income attributable to Canon Inc. increased by 28.6% to ¥66.5 billion (U.S.$672 million) for the second quarter. Operating profit for the first half of the year decreased by 12.6% to ¥153.1 billion (U.S.$1,547 million) due to the large decline in the first quarter while income before income taxes decreased 10.7% year on year to ¥159.1 billion (U.S.$1,607 million) for the first six months of the year. Net income attributable to Canon Inc. decreased by 5.2% to ¥107.4 billion (U.S.$1,085 million) for the first half.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥57.68 (U.S.$0.58), an increase of ¥13.97 (U.S.$0.14) compared with the corresponding quarter of the previous year, and ¥93.17 (U.S.$0.94) for the first half of 2013, a year-on-year decrease of ¥2.09 (U.S.$0.02).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, as for office MFDs, led by the enhanced imageRUNNER ADVANCE C5200/C2200 series lineups, sales of color models increased from the year-ago period. Sales of production printing systems continued to grow steadily, with the new imagePRESS C1+II contributing to healthy sales in Japan. As for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Despite the continued shrinking of the market as a whole, laser printers recorded an increase in sales volume year on year owing to sales expansion efforts centered on laser multifunction printers. As a result, second-quarter sales for the business unit totaled ¥520.0 billion (U.S.$5,253 million), an increase of 14.6% year on year, while operating profit totaled ¥76.2 billion (U.S.$770 million) an increase of 30.7%. Sales for the combined first six months of the year totaled ¥984.2 billion (U.S.$9,942 million), increasing 10.4% year on year, while operating profit increased by 22.6% to ¥136.3 billion (U.S.$1,376 million).

Within the Imaging System Business Unit, sales of EOS 5D Mark III and 6D advanced-amateur-model interchangeable-lens digital cameras continued to grow. Furthermore, in Japan, the new entry-level EOS Digital Rebel SL1/T5i cameras have proved popular, further contributing to sales and helping the company to maintain its top share of the global market. As for digital compact cameras, sales volume declined from the previous year due to the market slowdown and the increasing popularity of smartphones, despite efforts to increase sales through the introduction of such new products as the Powershot SX280 HS, equipped with a high-magnification zoom lens that exceeds the capabilities of lenses offered by smartphones, and the ELPH 115 IS. The Cinema EOS System, which has earned high marks from professionals working in the motion-picture and television production industries, received a boost in product appeal through upgrades in related software aimed at increasing convenience for users. With regard to inkjet printers, although sales volume of hardware dipped from the year-ago period, sales for the segment enjoyed solid growth with an increase in sales of consumable supplies, even when excluding the effects of the favorable foreign exchange rate. As a result of the above, second-quarter sales for the business unit increased by 4.4% to ¥386.0 billion (U.S.$3,899 million), while operating profit totaled ¥56.3 billion (U.S.$568 million), an increase of 0.5%. Sales for the first six months totaled ¥ 684.1 billion (U.S.$6,910 million), rising 1.6% year on year, while operating profit totaled ¥84.8 billion (U.S.$856 million), a decrease of 17.5% year on year.

In the Industry and Others Business Unit, although investment in semiconductor lithography equipment used to produce image sensors grew steadily, sales volume of semiconductor lithography equipment declined from the previous year owing to restrained capital expenditure for memory devices due to the inventory correction in the NAND flash memory market. As for FPD lithography equipment, shrinking demand for equipment used in the production of large-size panels led to a sales decline for the period. Consequently, second-quarter sales for the segment totaled ¥85.9 billion (U.S.$868 million), a year-on-year decrease of 12.6%, while operating profit decreased ¥12.2 billion (U.S.$123 million), posting a loss of ¥5.8 billion (U.S.$59 million). Sales for the first half of the year totaled ¥161.0 billion (U.S.$1,626 million), a decrease of 22.6% year on year, while operating profit recorded a loss of ¥13.4 billion (U.S.$135 million), a decrease of ¥23.7 billion (U.S.$239 million), from the year-ago period.

Cash Flow

During the first half of 2013, cash flow from operating activities totaled ¥217.9 billion (U.S.$2,201 million), an increase of ¥15.9 billion (U.S.$161 million) compared with the corresponding period of the previous year owing to improvements in working capital through such means as increasing the collection of accounts receivable. Although capital investment focused on new products, cash flow from investing activities increased ¥27.5 billion (U.S.$278 million) year on year, totaling ¥139.3 billion (U.S.$1,407 million), due to the increasing amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥78.6 billion (U.S.$794 million), a decrease of ¥11.6 billion (U.S.$117 million) compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥85.4 billion (U.S.$862 million), mainly arising from the dividend payout. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥41.1 billion (U.S.$415 million) year on year to ¥707.8 billion (U.S.$7,149 million).

Outlook

As for the outlook in the third quarter onward, despite such negative factors as a protracted recession in Europe and the uncertainty of economic growth in China, the global economy is expected to achieve moderate growth buoyed by the aggressive monetary and fiscal policies driving the U.S. and Japanese economies.

In the businesses in which Canon is involved, demand for MFDs is projected to grow moderately mainly for color models fueled by the recovery of the global economy, while demand in the laser printer market is expected to surpass the previous year’s level. Demand for interchangeable-lens digital cameras is expected to continue growing owing to an expanding user base in developed countries along with market growth in emerging countries. The digital compact camera market is projected to shrink, mainly among low-end models, due to the popularity of smartphones. As for inkjet printers, while the decline in demand will taper off in the latter half of the year, for the full year it is expected to drop below that for the previous year. In the industrial equipment market, a recovery in supply-demand balance in the memory device market is expected to lead to renewed investment by device manufacturers in the second half of the year, boosting demand for semiconductor lithography equipment. Demand for FPD lithography equipment will likely pick up in line with the recovery in demand for large-size panels and increasing needs for miniaturization.

With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, taking into account such uncertainties as the direction of monetary policies in the United States and anxiety over a possible recurrence of Europe’s fiscal problems, Canon assumes exchange rates of ¥95 to the U.S. dollar and ¥125 to the euro, representing depreciations of approximately ¥16 against the U.S. dollar, and approximately ¥23 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration these foreign exchange rate assumptions and the current economic forecast, Canon projects full-year consolidated net sales in 2013 of ¥3,850.0 billion (U.S.$38,889 million), a year-on-year increase of 10.6%; operating profit of ¥380.0 billion (U.S.$3,838 million), a year-on-year increase of 17.3%; income before income taxes of ¥390.0 billion (U.S.$3,939 million), a year-on-year increase of 13.8%; and net income attributable to Canon Inc. of ¥260.0 billion (U.S.$2,626 million), a year-on-year increase of 15.8%.

Fiscal year	Millions of yen
	Year ending December 31, 2013		Change	Year ended December 31, 2012	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,980,000	¥3,850,000	¥(130,000)	¥3,479,788	+10.6%
Operating profit	450,000	380,000	(70,000)	323,856	+17.3%
Income before income taxes	450,000	390,000	(60,000)	342,557	+13.8%
Net income attributable to Canon Inc.	¥290,000	¥260,000	¥(30,000)	¥224,564	+15.8%

Basic Policy Regarding Profit Distribution

Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Canon Inc. plans to distribute an interim dividend of ¥65.00 (U.S.$0.66) per share for the fiscal year 2013, half the amount of the annual dividend paid out in fiscal 2012 which included the commemorative dividend to mark the 75th anniversary of the company’s establishment, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2013	As of December 31, 2012	Change	As of June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥707,774	¥666,678	¥41,096	$7,149,232
Short-term investments	47,349	28,322	19,027	478,273
Trade receivables, net	544,888	573,375	(28,487)	5,503,919
Inventories	582,461	551,623	30,838	5,883,444
Prepaid expenses and other current assets	291,791	262,258	29,533	2,947,385

Total current assets	2,174,263	2,082,256	92,007	21,962,253

Noncurrent receivables	20,599	19,702	897	208,071
Investments	60,741	56,617	4,124	613,545
Property, plant and equipment, net	1,284,058	1,260,364	23,694	12,970,283
Intangible assets, net	138,251	135,736	2,515	1,396,475
Other assets	431,614	400,828	30,786	4,359,737

Total assets	¥4,109,526	¥3,955,503	¥154,023	$41,510,364

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥1,623	¥1,866	¥(243)	$16,394
Trade payables	322,859	325,235	(2,376)	3,261,202
Accrued income taxes	53,634	60,057	(6,423)	541,758
Accrued expenses	274,067	291,348	(17,281)	2,768,354
Other current liabilities	235,549	165,929	69,620	2,379,282

Total current liabilities	887,732	844,435	43,297	8,966,990
Long-term debt, excluding current installments	1,641	2,117	(476)	16,576
Accrued pension and severance cost	283,845	272,131	11,714	2,867,121
Other noncurrent liabilities	88,025	82,518	5,507	889,141

Total liabilities	1,261,243	1,201,201	60,042	12,739,828

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,765,273
Additional paid-in capital	401,003	401,547	(544)	4,050,535
Legal reserve	62,124	61,663	461	627,515
Retained earnings	3,090,303	3,138,976	(48,673)	31,215,182
Accumulated other comprehensive income (loss)	(226,173)	(367,249)	141,076	(2,284,576)
Treasury stock, at cost	(811,648)	(811,673)	25	(8,198,464)

Total Canon Inc. stockholders’ equity	2,690,371	2,598,026	92,345	27,175,465

Noncontrolling interests	157,912	156,276	1,636	1,595,071

Total equity	2,848,283	2,754,302	93,981	28,770,536

Total liabilities and equity	¥4,109,526	¥3,955,503	¥154,023	$41,510,364

	Millions of yen			Thousands of U.S. dollars
	As of June 30, 2013	As of December 31, 2012		As of June 30, 2013
Notes:

1. Allowance for doubtful receivables	¥13,965	¥12,970		$141,061
2. Accumulated depreciation	2,278,548	2,159,453		23,015,636
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(111,753)	(247,734)		(1,128,818)
Net unrealized gains and losses on securities	5,959	4,146		60,192
Net gains and losses on derivative instruments	(857)	(4,462)		(8,657)
Pension liability adjustments	(119,522)	(119,199)		(1,207,293)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.    CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STETEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013

Net sales	¥966,880	¥899,205	+	7.5	$9,766,465
Cost of sales	489,522	459,284			4,944,667

Gross profit	477,358	439,921	+	8.5	4,821,798
Operating expenses:
Selling, general and administrative expenses	301,359	270,003			3,044,030
Research and development expenses	77,645	77,322			784,293

	379,004	347,325			3,828,323

Operating profit	98,354	92,596	+	6.2	993,475
Other income (deductions):
Interest and dividend income	1,705	2,012			17,222
Interest expense	(146)	(266)			(1,475)
Other, net	(1,045)	(8,797)			(10,555)

	514	(7,051)			5,192

Income before income taxes	98,868	85,545	+	15.6	998,667

Income taxes	30,242	32,389			305,475

Consolidated net income	68,626	53,156			693,192
Less: Net income attributable to noncontrolling interests	2,130	1,442			21,515

Net income attributable to Canon Inc.	¥66,496	¥51,714	+	28.6	$671,677

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013

Net sales	¥1,783,533	¥1,728,445	+	3.2	$18,015,485
Cost of sales	920,262	897,626			9,295,576

Gross profit	863,271	830,819	+	3.9	8,719,909
Operating expenses:
Selling, general and administrative expenses	558,983	506,191			5,646,293
Research and development expenses	151,161	149,353			1,526,879

	710,144	655,544			7,173,172

Operating profit	153,127	175,275	-	12.6	1,546,737
Other income (deductions):
Interest and dividend income	2,741	3,574			27,687
Interest expense	(251)	(375)			(2,535)
Other, net	3,506	(205)			35,414

	5,996	2,994			60,566

Income before income taxes	159,123	178,269	-	10.7	1,607,303

Income taxes	48,770	61,503			492,626

Consolidated net income	110,353	116,766			1,114,677
Less: Net income attributable to noncontrolling interests	2,944	3,514			29,738

Net income attributable to Canon Inc.	¥107,409	¥113,252	-	5.2	$1,084,939

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013

Consolidated net income	¥68,626	¥53,156	+	29.1	$693,192
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	51,534	(61,992)			520,545
Net unrealized gains and losses on securities	1,029	(3,008)			10,394
Net gains and losses on derivative instruments	2,672	5,272			26,990
Pension liability adjustments	935	251			9,445

	56,170	(59,477)			567,374

Comprehensive income (loss)	124,796	(6,321)		-	1,260,566
Less: Comprehensive income attributable to noncontrolling interests	2,769	620			27,970

Comprehensive income (loss) attributable to Canon Inc.	¥122,027	¥(6,941)		-	$1,232,596

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013

Consolidated net income	¥110,353	¥116,766	-	5.5	$1,114,677
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	137,134	8,366			1,385,192
Net unrealized gains and losses on securities	2,155	989			21,768
Net gains and losses on derivative instruments	3,607	897			36,434
Pension liability adjustments	(81)	588			(818)

	142,815	10,840			1,442,576

Comprehensive income	253,168	127,606	+	98.4	2,557,253
Less: Comprehensive income attributable to noncontrolling interests	4,397	3,536			44,415

Comprehensive income attributable to Canon Inc.	¥248,771	¥124,070	+	100.5	$2,512,838

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.    DETAILS OF SALES

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013
Office	¥520,032	¥453,862	+	14.6	$5,252,848
Imaging System	386,013	369,734	+	4.4	3,899,121
Industry and Others	85,948	98,348	-	12.6	868,162
Eliminations	(25,113)	(22,739)		-	(253,666)

Total	¥966,880	¥899,205	+	7.5	$9,766,465

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013
Japan	¥175,654	¥178,849	-	1.8	$1,774,283
Overseas:
Americas	282,082	243,180	+	16.0	2,849,313
Europe	295,944	258,936	+	14.3	2,989,333
Asia and Oceania	213,200	218,240	-	2.3	2,153,536

	791,226	720,356	+	9.8	7,992,182

Total	¥966,880	¥899,205	+	7.5	$9,766,465

Results for the first half	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013
Office	¥984,238	¥891,901	+	10.4	$9,941,798
Imaging System	684,120	673,210	+	1.6	6,910,303
Industry and Others	161,015	208,130	-	22.6	1,626,414
Eliminations	(45,840)	(44,796)		-	(463,030)

Total	¥1,783,533	¥1,728,445	+	3.2	$18,015,485

	Millions of yen				Thousands of U.S. dollars
Sales by region	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013
Japan	¥335,372	¥355,724	-	5.7	$3,387,596
Overseas:
Americas	514,084	453,528	+	13.4	5,192,768
Europe	542,309	503,389	+	7.7	5,477,869
Asia and Oceania	391,768	415,804	-	5.8	3,957,252

	1,448,161	1,372,721	+	5.5	14,627,889

Total	¥1,783,533	¥1,728,445	+	3.2	$18,015,485

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /
High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses
Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors /
Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment / Flat panel display (FPD) lithography equipment / Digital radiography systems / Ophthalmic equipment /
Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors /Network cameras /
Handy terminals / Document scanners

  2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.     CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Six months ended June 30, 2013	Six months ended June 30, 2012	Six months ended June 30, 2013
Cash flows from operating activities:
Consolidated net income	¥110,353	¥116,766	$1,114,677
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	131,653	120,906	1,329,828
Loss on disposal of fixed assets	4,386	7,380	44,303
Deferred income taxes	(339)	(1,428)	(3,424)
Decrease in trade receivables	71,357	32,233	720,778
(Increase) decrease in inventories	18,269	(63,586)	184,535
Decrease in trade payables	(55,633)	(1,273)	(561,949)
Increase (decrease) in accrued income taxes	(7,416)	17,231	(74,909)
Decrease in accrued expenses	(38,616)	(36,987)	(390,061)
Increase (decrease) in accrued (prepaid) pension and severance cost	(874)	1,763	(8,828)
Other, net	(15,251)	8,962	(154,051)

Net cash provided by operating activities	217,889	201,967	2,200,899

Cash flows from investing activities:
Purchases of fixed assets	(119,809)	(162,481)	(1,210,192)
Proceeds from sale of fixed assets	1,062	1,287	10,727
Purchases of available-for-sale securities	(2,654)	(152)	(26,808)
Proceeds from sale and maturity of available-for-sale securities	3,141	189	31,727
(Increase) decrease in time deposits, net	(15,745)	49,998	(159,040)
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)	(49,636)
Purchases of other investments	(209)	(259)	(2,111)
Other, net	(138)	345	(1,394)

Net cash used in investing activities	(139,266)	(111,777)	(1,406,727)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,101	389	11,121
Repayments of long-term debt	(1,345)	(1,181)	(13,586)
Decrease in short-term loans, net	(563)	(3,616)	(5,687)
Dividends paid	(80,695)	(72,092)	(815,101)
Repurchases of treasury stock, net	13	(99,970)	131
Other, net	(3,865)	(11,071)	(39,040)

Net cash used in financing activities	(85,354)	(187,541)	(862,162)

Effect of exchange rate changes on cash and cash equivalents	47,827	(1,829)	483,101

Net change in cash and cash equivalents	41,096	(99,180)	415,111
Cash and cash equivalents at beginning of period	666,678	773,227	6,734,121

Cash and cash equivalents at end of period	¥707,774	¥674,047	$7,149,232

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.    NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.    SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)		Three months ended June 30, 2013
Office
Net sales:
External customers	¥517,455	¥452,682	+	14.3	$5,226,818
Intersegment	2,577	1,180	+	118.4	26,030

Total	520,032	453,862	+	14.6	5,252,848

Operating cost and expenses	443,840	395,550	+	12.2	4,483,232

Operating profit	¥76,192	¥58,312	+	30.7	$769,616

Imaging System
Net sales:
External customers	¥385,833	¥369,297	+	4.5	$3,897,303
Intersegment	180	437	-	58.8	1,818

Total	386,013	369,734	+	4.4	3,899,121

Operating cost and expenses	329,735	313,721	+	5.1	3,330,656

Operating profit	¥56,278	¥56,013	+	0.5	$568,465

Industry and Others
Net sales:
External customers	¥63,592	¥77,226	-	17.7	$642,344
Intersegment	22,356	21,122	+	5.8	225,818

Total	85,948	98,348	-	12.6	868,162

Operating cost and expenses	91,778	92,016	-	0.3	927,051

Operating profit (loss)	¥(5,830)	¥6,332		-	$(58,889)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(25,113)	(22,739)		-	(253,666)

Total	(25,113)	(22,739)		-	(253,666)

Operating cost and expenses	3,173	5,322		-	32,051

Operating profit	¥(28,286)	¥(28,061)		-	$(285,717)

Consolidated
Net sales:
External customers	¥966,880	¥899,205	+	7.5	$9,766,465
Intersegment	-	-		-	-

Total	966,880	899,205	+	7.5	9,766,465

Operating cost and expenses	868,526	806,609	+	7.7	8,772,990

Operating profit	¥98,354	¥92,596	+	6.2	$993,475

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)		Six months ended June 30, 2013
Office
Net sales:
External customers	¥979,585	¥889,608	+	10.1	$9,894,798
Intersegment	4,653	2,293	+	102.9	47,000

Total	984,238	891,901	+	10.4	9,941,798

Operating cost and expenses	847,975	780,743	+	8.6	8,565,404

Operating profit	¥136,263	¥111,158	+	22.6	$1,376,394

Imaging System
Net sales:
External customers	¥683,760	¥672,314	+	1.7	$6,906,667
Intersegment	360	896	-	59.8	3,636

Total	684,120	673,210	+	1.6	6,910,303

Operating cost and expenses	599,361	570,463	+	5.1	6,054,151

Operating profit	¥84,759	¥102,747	-	17.5	$856,152

Industry and Others
Net sales:
External customers	¥120,188	¥166,523	-	27.8	$1,214,020
Intersegment	40,827	41,607	-	1.9	412,394

Total	161,015	208,130	-	22.6	1,626,414

Operating cost and expenses	174,381	197,805	-	11.8	1,761,424

Operating profit (loss)	¥(13,366)	¥10,325		-	$(135,010)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(45,840)	(44,796)		-	(463,030)

Total	(45,840)	(44,796)		-	(463,030)

Operating cost and expenses	8,689	4,159		-	87,769

Operating profit	¥(54,529)	¥(48,955)		-	$(550,799)

Consolidated
Net sales:
External customers	¥1,783,533	¥1,728,445	+	3.2	$18,015,485
Intersegment	-	-		-	-

Total	1,783,533	1,728,445	+	3.2	18,015,485

Operating cost and expenses	1,630,406	1,553,170	+	5.0	16,468,748

Operating profit	¥153,127	¥175,275	-	12.6	$1,546,737

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen			Thousands of U.S. dollars
	Three months ended June 30, 2013	Three months ended June 30, 2012	Change(%)	Three months ended June 30, 2013
Japan
Net sales:
External customers	¥187,085	¥204,579	- 8.6	$1,889,747
Intersegment	473,150	474,836	- 0.4	4,779,293

Total	660,235	679,415	- 2.8	6,669,040

Operating cost and expenses	563,567	578,793	- 2.6	5,692,596

Operating profit	¥96,668	¥100,622	- 3.9	$976,444

Americas
Net sales:
External customers	¥281,609	¥241,097	+ 16.8	$2,844,535
Intersegment	4,067	6,871	- 40.8	41,081

Total	285,676	247,968	+ 15.2	2,885,616

Operating cost and expenses	277,724	243,642	+ 14.0	2,805,293

Operating profit	¥7,952	¥4,326	+ 83.8	$80,323

Europe
Net sales:
External customers	¥296,132	¥258,445	+ 14.6	$2,991,232
Intersegment	14,370	1,527	+ 841.1	145,152

Total	310,502	259,972	+ 19.4	3,136,384

Operating cost and expenses	311,449	254,182	+ 22.5	3,145,950

Operating profit (loss)	¥(947)	¥5,790	-	$(9,566)

Asia and Oceania
Net sales:
External customers	¥202,054	¥195,084	+ 3.6	$2,040,951
Intersegment	227,645	209,021	+ 8.9	2,299,443

Total	429,699	404,105	+ 6.3	4,340,394

Operating cost and expenses	414,334	392,890	+ 5.5	4,185,192

Operating profit	¥15,365	¥11,215	+ 37.0	$155,202

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(719,232)	(692,255)	-	(7,264,969)

Total	(719,232)	(692,255)	-	(7,264,969)

Operating cost and expenses	(698,548)	(662,898)	-	(7,056,041)

Operating profit	¥(20,684)	¥(29,357)	-	$(208,928)

Consolidated
Net sales:
External customers	¥966,880	¥899,205	+ 7.5	$9,766,465
Intersegment	-	-	-	-

Total	966,880	899,205	+ 7.5	9,766,465

Operating cost and expenses	868,526	806,609	+ 7.7	8,772,990

Operating profit	¥98,354	¥92,596	+ 6.2	$993,475

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the first half	Millions of yen			Thousands of U.S. dollars
	Six months ended June 30, 2013	Six months ended June 30, 2012	Change(%)	Six months ended June 30, 2013
Japan
Net sales:
External customers	¥358,959	¥413,794	- 13.3	$3,625,848
Intersegment	898,876	935,009	- 3.9	9,079,556

Total	1,257,835	1,348,803	- 6.7	12,705,404

Operating cost and expenses	1,097,394	1,175,625	- 6.7	11,084,788

Operating profit	¥160,441	¥173,178	- 7.4	$1,620,616

Americas
Net sales:
External customers	¥510,984	¥448,099	+ 14.0	$5,161,455
Intersegment	6,645	12,089	- 45.0	67,121

Total	517,629	460,188	+ 12.5	5,228,576

Operating cost and expenses	506,351	451,630	+ 12.1	5,114,657

Operating profit	¥11,278	¥8,558	+ 31.8	$113,919

Europe
Net sales:
External customers	¥542,861	¥502,481	+ 8.0	$5,483,444
Intersegment	26,101	3,053	+ 754.9	263,647

Total	568,962	505,534	+ 12.5	5,747,091

Operating cost and expenses	575,923	488,851	+ 17.8	5,817,404

Operating profit (loss)	¥(6,961)	¥16,683	-	$(70,313)

Asia and Oceania
Net sales:
External customers	¥370,729	¥364,071	+ 1.8	$3,744,738
Intersegment	418,173	406,227	+ 2.9	4,223,969

Total	788,902	770,298	+ 2.4	7,968,707

Operating cost and expenses	759,348	738,234	+ 2.9	7,670,182

Operating profit	¥29,554	¥32,064	- 7.8	$298,525

Corporate and Eliminations
Net sales:
External customers	¥-	¥-	-	$-
Intersegment	(1,349,795)	(1,356,378)	-	(13,634,293)

Total	(1,349,795)	(1,356,378)	-	(13,634,293)

Operating cost and expenses	(1,308,610)	(1,301,170)	-	(13,218,283)

Operating profit	¥(41,185)	¥(55,208)	-	$(416,010)

Consolidated
Net sales:
External customers	¥1,783,533	¥1,728,445	+ 3.2	$18,015,485
Intersegment	-	-	-	-

Total	1,783,533	1,728,445	+ 3.2	18,015,485

Operating cost and expenses	1,630,406	1,553,170	+ 5.0	16,468,748

Operating profit	¥153,127	¥175,275	- 12.6	$1,546,737

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.    SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      None.

8.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	June 30, 2013	December 31, 2012	Change
Subsidiaries	271	275	(4)
Affiliates	9	9	-
Total	280	284	(4)

2.	Change in Group Entities

Subsidiaries
Addition:	16 companies
Removal:	20 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 24, 2013

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER

AND THE FIRST HALF ENDED JUNE 30, 2013

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1
2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2013			2012			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Japan
Office	95,105	185,639	-	95,062	187,593	368,939	+0.0%	-1.0%	-
Imaging System	47,590	87,684	-	50,036	92,384	213,465	-4.9%	-5.1%	-
Industry and Others	32,959	62,049	-	33,751	75,747	137,882	-2.3%	-18.1%	-
Total	175,654	335,372	727,900	178,849	355,724	720,286	-1.8%	-5.7%	+1.1%
Overseas
Office	422,350	793,946	-	357,620	702,015	1,383,021	+18.1%	+13.1%	-
Imaging System	338,243	596,076	-	319,261	579,930	1,190,929	+5.9%	+2.8%	-
Industry and Others	30,633	58,139	-	43,475	90,776	185,552	-29.5%	-36.0%	-
Total	791,226	1,448,161	3,122,100	720,356	1,372,721	2,759,502	+9.8%	+5.5%	+13.1%
Americas
Office	163,280	306,263	-	138,992	264,713	530,382	+17.5%	+15.7%	-
Imaging System	109,143	188,617	-	93,729	167,266	366,888	+16.4%	+12.8%	-
Industry and Others	9,659	19,204	-	10,459	21,549	42,603	-7.6%	-10.9%	-
Total	282,082	514,084	1,090,900	243,180	453,528	939,873	+16.0%	+13.4%	+16.1%
Europe
Office	178,318	342,127	-	149,489	301,070	597,341	+19.3%	+13.6%	-
Imaging System	111,750	189,320	-	104,143	191,601	394,612	+7.3%	-1.2%	-
Industry and Others	5,876	10,862	-	5,304	10,718	22,085	+10.8%	+1.3%	-
Total	295,944	542,309	1,149,000	258,936	503,389	1,014,038	+14.3%	+7.7%	+13.3%
Asia and Oceania
Office	80,752	145,556	-	69,139	136,232	255,298	+16.8%	+6.8%	-
Imaging System	117,350	218,139	-	121,389	221,063	429,429	-3.3%	-1.3%	-
Industry and Others	15,098	28,073	-	27,712	58,509	120,864	-45.5%	-52.0%	-
Total	213,200	391,768	882,200	218,240	415,804	805,591	-2.3%	-5.8%	+9.5%
Intersegment
Office	2,577	4,653	-	1,180	2,293	5,615	+118.4%	+102.9%	-
Imaging System	180	360	-	437	896	1,577	-58.8%	-59.8%	-
Industry and Others	22,356	40,827	-	21,122	41,607	84,406	+5.8%	-1.9%	-
Eliminations	(25,113)	(45,840)	-	(22,739)	(44,796)	(91,598)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	520,032	984,238	2,019,600	453,862	891,901	1,757,575	+14.6%	+10.4%	+14.9%
Imaging System	386,013	684,120	1,537,300	369,734	673,210	1,405,971	+4.4%	+1.6%	+9.3%
Industry and Others	85,948	161,015	397,800	98,348	208,130	407,840	-12.6%	-22.6%	-2.5%
Eliminations	(25,113)	(45,840)	(104,700)	(22,739)	(44,796)	(91,598)	-	-	-
Total	966,880	1,783,533	3,850,000	899,205	1,728,445	3,479,788	+7.5%	+3.2%	+10.6%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2013			2012			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Office
External customers	517,455	979,585	2,009,200	452,682	889,608	1,751,960	+14.3%	+10.1%	+14.7%
Intersegment	2,577	4,653	10,400	1,180	2,293	5,615	+118.4%	+102.9%	+85.2%
Total sales	520,032	984,238	2,019,600	453,862	891,901	1,757,575	+14.6%	+10.4%	+14.9%
Operating profit	76,192	136,263	263,500	58,312	111,158	203,578	+30.7%	+22.6%	+29.4%
% of sales	14.7%	13.8%	13.0%	12.8%	12.5%	11.6%	-	-	-
Imaging System
External customers	385,833	683,760	1,535,700	369,297	672,314	1,404,394	+4.5%	+1.7%	+9.3%
Intersegment	180	360	1,600	437	896	1,577	-58.8%	-59.8%	+1.5%
Total sales	386,013	684,120	1,537,300	369,734	673,210	1,405,971	+4.4%	+1.6%	+9.3%
Operating profit	56,278	84,759	254,400	56,013	102,747	210,318	+0.5%	-17.5%	+21.0%
% of sales	14.6%	12.4%	16.5%	15.1%	15.3%	15.0%	-	-	-
Industry and Others
External customers	63,592	120,188	305,100	77,226	166,523	323,434	-17.7%	-27.8%	-5.7%
Intersegment	22,356	40,827	92,700	21,122	41,607	84,406	+5.8%	-1.9%	+9.8%
Total sales	85,948	161,015	397,800	98,348	208,130	407,840	-12.6%	-22.6%	-2.5%
Operating profit	(5,830)	(13,366)	(22,300)	6,332	10,325	5,910	-	-	-
% of sales	-6.8%	-8.3%	-5.6%	6.4%	5.0%	1.4%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(25,113)	(45,840)	(104,700)	(22,739)	(44,796)	(91,598)	-	-	-
Total sales	(25,113)	(45,840)	(104,700)	(22,739)	(44,796)	(91,598)	-	-	-
Operating profit	(28,286)	(54,529)	(115,600)	(28,061)	(48,955)	(95,950)	-	-	-
Consolidated
External customers	966,880	1,783,533	3,850,000	899,205	1,728,445	3,479,788	+7.5%	+3.2%	+10.6%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	966,880	1,783,533	3,850,000	899,205	1,728,445	3,479,788	+7.5%	+3.2%	+10.6%
Operating profit	98,354	153,127	380,000	92,596	175,275	323,856	+6.2%	-12.6%	+17.3%
% of sales	10.2%	8.6%	9.9%	10.3%	10.1%	9.3%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2013			2012			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year
Interest and dividend, net	1,559	2,490	4,600	1,746	3,199	5,770	(187)	(709)	(1,170)
Forex gain (loss)	(5,326)	(2,144)	(8,600)	(12,640)	(3,333)	9,130	+7,314	+1,189	(17,730)
Equity earnings (loss) of affiliated companies	211	125	300	(38)	427	610	+249	(302)	(310)
Other, net	4,070	5,525	13,700	3,881	2,701	3,191	+189	+2,824	+10,509
Total	514	5,996	10,000	(7,051)	2,994	18,701	+7,565	+3,002	(8,701)
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2013			2012
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year
Office
Monochrome copiers	15%	16%	16%	16%	16%	16%
Color copiers	20%	19%	19%	19%	19%	19%
Printers	43%	43%	42%	44%	44%	44%
Others	22%	22%	23%	21%	21%	21%
Imaging System
Cameras	70%	68%	69%	73%	72%	70%
Inkjet printers	23%	24%	24%	20%	21%	22%
Others	7%	8%	7%	7%	7%	8%
Industry and Others
Lithography equipment	13%	11%	17%	22%	20%	15%
Others	87%	89%	83%	78%	80%	85%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2013
	2nd quarter	1st half	Year (P)
Office
Japan	+0.0%	-1.0%	-
Overseas	-4.8%	-6.2%	-
Total	-3.5%	-4.8%	-0.7%
Imaging System
Japan	-4.9%	-5.1%	-
Overseas	-14.6%	-14.9%	-
Total	-13.4%	-13.6%	-6.5%
Industry and Others
Japan	-2.3%	-18.1%	-
Overseas	-38.0%	-42.6%	-
Total	-16.4%	-25.5%	-5.9%
Total
Japan	-1.8%	-5.7%	+1.1%
Overseas	-11.2%	-12.3%	-5.4%
Americas	-6.2%	-5.8%	-2.8%
Europe	-8.7%	-11.2%	-7.0%
Asia and Oceania	-19.6%	-20.6%	-6.2%
Total	-9.3%	-10.9%	-4.0%
			(P)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2013		2012
	1st half	Year (P)	1st half	Year
ROE *1	8.1%	9.7%	9.0%	8.7%
ROA *2	5.3%	6.4%	5.8%	5.7%
				(P)=Projection

*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity

*2 Return on Assets; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen	)
	2013			2012
	1st half	2nd half (P)	Year (P)	1st half	Year
Yen/US$	95.96	95.00	95.46	79.92	79.96
Yen/Euro	125.90	125.00	125.42	103.41	102.80
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2013
	1st half	Year (P)
US$	+119.1	+223.4
Euro	+78.3	+164.1
Other currencies	+28.3	+79.3
Total	+225.7	+466.8
	(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2013
	2nd half (P)
On sales
US$	9.6
Euro	4.2
On operating profit
US$	3.5
Euro	2.3
	(P)=Projection

8. STATEMENTS OF CASH FLOWS			(Millions of yen)
	2013		2012
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities	217,889	485,000	201,967	384,077
Net cash used in investing activities	(139,266)	(335,000)	(111,777)	(212,740)
Free cash flow	78,623	150,000	90,190	171,337
Net cash used in financing activities	(85,354)	(160,000)	(187,541)	(319,739)
Effect of exchange rate changes on cash and cash equivalents	47,827	33,300	(1,829)	41,853
Net change in cash and cash equivalents	41,096	23,300	(99,180)	(106,549)
Cash and cash equivalents at end of period	707,774	690,000	674,047	666,678
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE				(Millions of yen)
	2013		2012
	1st half	Year (P)	1st half	Year
Office	51,510	-	49,010	99,484
Imaging System	41,586	-	43,241	83,948
Industry and Others	12,149	-	12,751	25,635
Corporate and Eliminations	45,916	-	44,351	87,397
Total	151,161	310,000	149,353	296,464
% of sales	8.5%	8.1%	8.6%	8.5%
				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)
	2013		2012
	1st half	Year (P)	1st half	Year
Increase in PP&E	95,808	240,000	144,609	270,457
Depreciation and amortization	131,653	260,000	120,906	258,133
				(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2013	2012	Difference
	Jun.30	Dec.31
Office	220,148	201,661	+18,487
Imaging System	236,116	245,973	(9,857)
Industry and Others	126,197	103,989	+22,208
Total	582,461	551,623	+30,838

(2) Inventories/Sales*			(Days)
	2013	2012	Difference
	Jun.30	Dec.31
Office	41	43	(2)
Imaging System	63	61	+2
Industry and Others	200	124	+76
Total	60	57	+3
*Index based on the previous six months sales.

12. DEBT RATIO
	2013	2012	Difference
	Jun.30	Dec.31
Total debt / Total assets	0.1%	0.1%	0.0%

13. OVERSEAS PRODUCTION RATIO
	2013	2012
	1st half	Year
Overseas production ratio	59%	52%

14. NUMBER OF EMPLOYEES
	2013	2012	Difference
	Jun.30	Dec.31
Japan	70,548	70,234	+314
Overseas	127,963	126,734	+1,229
Total	198,511	196,968	+1,543

- S5 -